Issuer Free Writing Prospectus dated November 29, 2016

Supplementing the Preliminary Prospectus Supplement

dated November 29, 2016 and the Prospectus dated June 21, 2016

Filed pursuant to Rule 433

Registration No. 333-212152

L-3 COMMUNICATIONS CORPORATION

Final Term Sheet

$550,000,000 3.85% Senior Notes due 2026

Issuer:	L-3 Communications Corporation

Security Type:	Senior Unsecured Notes

Principal Amount:	$550,000,000

Ratings (Moody’s / S&P / Fitch):*	Baa3 / BBB- / BBB-

Maturity Date:	December 15, 2026

Trade Date:	November 29, 2016

Settlement Date:	December 5, 2016; T+4

We expect that the delivery of the senior notes will be made against payment therefore on or about December 5, 2016, which is the fourth business day following the date hereof (such settlement cycle being referred to as “T+4”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the senior notes on the date of pricing will be required, by virtue of the fact that the senior notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the senior notes who wish to trade the senior notes on the date of pricing should consult their own advisors.

Interest Payment Dates:	June 15 and December 15, commencing on June 15, 2017

Interest Record Dates:	June 1 and December 1

Interest Rate:	3.85%

Yield to Maturity:	3.912%

Spread to Benchmark Treasury:	T+160 bps

Benchmark Treasury:	2.000% due November 15, 2026

Benchmark Treasury Price and Yield:	97-07+ / 2.312%

Price to Public	99.489%

Optional Redemption — Make-Whole Call:	Prior to September 15, 2026, make-whole redemption at the greater of par and a discount rate of T+25 bps.

Optional Redemption — Par Call:	On or after September 15, 2026 (three months prior to the Maturity Date).

CUSIP / ISIN:	502413 BE6 / US502413BE66

Denominations / Multiple:	$2,000 x $1,000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Barclays Capital Inc.
Deutsche Bank Securities Inc.
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
BNY Mellon Capital Markets, LLC
HSBC Securities (USA) Inc.
Comerica Securities, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the active joint book-running managers can arrange to send you the prospectus if you request it by (i) Merrill Lynch, Pierce Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com; (ii) Barclays Capital Inc. at 1-888-603-5847 or barclaysprospectus@broadridge.com; or (iii) Deutsche Bank Securities Inc. at 1-800-503-4611 or prospectus.CPDG@db.com.

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